All I Do Is Cook

Financial Statement For the Period Ended December 31, 2021 and 2020

With Independent Accountant's Review Report

Table of Contents

SHIEKE SHARPE CONSULTING

CERTIFIED PUBLIC ACCOUNTANTS

March 29, 2022

We have reviewed the accompanying balance sheet of **All I Do Is Cook** as of **December 31, 2021 and 2020**, and the related statements of income, statement of stockholder's equity and statement cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

S Sharpe

Shieke Sharpe, CPA, CFE

All I Do Is Cook

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
BrainTree/Sezzle Deposits	333,860.64	
Cash Back/Rewards	737.44	1,164.38
Cash/ATM Deposits	22,047.35	
Discount	-49.30	-1,691.79
Grants	22,500.00	
PayPal Sales	194,103.81	191,552.44
Sales		214,032.59
SBA Income		2,000.00
Total Income	**$573,199.94**	**$407,057.62**
Cost of Goods Sold		
Cost of Goods Sold	184,060.08	148,849.46
Product Packaging/Shipping Supplies	117,448.34	49,930.21
Total Cost of Goods Sold	**301,508.42**	**198,779.67**
Total Cost of Goods Sold	**$301,508.42**	**$198,779.67**
GROSS PROFIT	**$271,691.52**	**$208,277.95**
Expenses		
Advertising & Marketing	1,655.37	3,665.72
Bank Charges & Fees	1,790.83	5,207.18
Car & Truck	8,885.60	4,594.83
Parking & Tolls	718.46	
Total Car & Truck	**9,604.06**	**4,594.83**
Contractors	20,594.21	17,964.00
Dues & subscriptions	1,806.03	688.22
Equipment Rental/Purchases	3,181.16	568.85
Gifts	315.00	
Insurance	3,495.93	3,068.39
Interest Paid		1,852.50
Job Supplies	32,726.14	34,610.22
Legal & Professional Services	20,803.47	5,800.99
Meals & Entertainment	7,555.97	6,168.84
Office Supplies & Software	9,777.52	7,058.24
Office/General Administrative Expenses	5,493.25	3,400.20
Other Business Expenses	1,191.34	
PayPal Fees	7,547.43	7,197.66
Payroll Expenses		
Taxes	8,141.19	
Wages	61,169.45	
Total Payroll Expenses	**69,310.64**	
Processing Fees	784.03	606.40

All I Do Is Cook

Profit and Loss

January - December 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Refund		350.81
Reimbursable Expenses		208.00
Rent & Lease	41,581.35	59,878.68
Repairs & Maintenance	50.00	1,133.56
Taxes & Licenses	11,417.74	9,006.12
Travel	4,838.11	8,271.82
Uniforms		278.04
Utilities	15,275.03	6,823.46
Total Expenses	**$270,794.61**	**$188,402.73**
NET OPERATING INCOME	**$896.91**	**$19,875.22**
Other Expenses		
Other Miscellaneous Expense		294.00
Total Other Expenses	**$0.00**	**$294.00**
NET OTHER INCOME	**$0.00**	**$ -294.00**
NET INCOME	**$896.91**	**$19,581.22**

All I Do Is Cook

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	4,666.77
Paypal Holding Account	668.82
WF Checking 3367	9,373.10
Total Bank Accounts	**$14,708.69**
Other Current Assets	
Inventory	521.61
Undeposited Funds	0.00
Total Other Current Assets	**$521.61**
Total Current Assets	**$15,230.30**
Fixed Assets	
Branding, Packaging & Website	25,506.50
Fixed Asset Computers	1,072.18
Furniture & Fixtures	8,292.91
KATOM-KT12449575	17,722.72
Machinery & Equipment	11,060.00
Total Fixed Assets	**$63,654.31**
TOTAL ASSETS	**$78,884.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Loan Payable	-7,000.00
Payroll Liabilities	
Federal Taxes (941/944)	3,123.57
Federal Unemployment (940)	217.00
Medical Insurance - SimplyInsured	1,662.36
TX Unemployment Tax	2,840.55
Total Payroll Liabilities	**7,843.48**
SBA Loan	103,200.00
Total Other Current Liabilities	**$104,043.48**
Total Current Liabilities	**$104,043.48**
Total Liabilities	**$104,043.48**
Equity	
Owner’s Investment	5,350.16
Owner’s Pay & Personal Expenses	-21,143.58
Retained Earnings	-10,262.36
Net Income	896.91
Total Equity	**$ -25,158.87**
TOTAL LIABILITIES AND EQUITY	**$78,884.61**

All I Do Is Cook

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	3,591.03
WF Checking 3367	2,259.70
Total Bank Accounts	**$5,850.73**
Other Current Assets	
Inventory	521.61
Undeposited Funds	0.00
Total Other Current Assets	**$521.61**
Total Current Assets	**$6,372.34**
Fixed Assets	
Fixed Asset Computers	1,072.18
Furniture & Fixtures	6,793.12
Total Fixed Assets	**$7,865.30**
TOTAL ASSETS	**$14,237.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
SBA Loan	24,500.00
Total Other Current Liabilities	**$24,500.00**
Total Current Liabilities	**$24,500.00**
Total Liabilities	**$24,500.00**
Equity	
Owner’s Investment	2,166.37
Owner’s Pay & Personal Expenses	-38,869.22
Retained Earnings	6,859.27
Net Income	19,581.22
Total Equity	**$ -10,262.36**
TOTAL LIABILITIES AND EQUITY	**$14,237.64**

All I Do Is Cook

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	2,201.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,305.00
Direct Deposit Payable	0.00
Loan Payable	-7,000.00
Payroll Liabilities:Federal Taxes (941/944)	3,123.57
Payroll Liabilities:Federal Unemployment (940)	217.00
Payroll Liabilities:Medical Insurance - SimplyInsured	1,662.36
Payroll Liabilities:TX Unemployment Tax	2,840.55
SBA Loan	78,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**78,238.48**
Net cash provided by operating activities	**$80,440.39**
INVESTING ACTIVITIES	
Branding, Packaging & Website	-25,506.50
Furniture & Fixtures	-1,499.79
KATOM-KT12449575	-17,722.72
Machinery & Equipment	-11,060.00
Net cash provided by investing activities	**$ -55,789.01**
FINANCING ACTIVITIES	
Owner's Investment	5,350.16
Owner's Pay & Personal Expenses	-21,143.58
Net cash provided by financing activities	**$ -15,793.42**
NET CASH INCREASE FOR PERIOD	**$8,857.96**
Cash at beginning of period	5,850.73
CASH AT END OF PERIOD	**$14,708.69**

All I Do Is Cook

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,581.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
SBA Loan	24,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**24,500.00**
Net cash provided by operating activities	**$44,081.22**
INVESTING ACTIVITIES	
Fixed Asset Computers	-1,072.18
Furniture & Fixtures	-6,793.12
Net cash provided by investing activities	**$ -7,865.30**
FINANCING ACTIVITIES	
Owner's Investment	2,166.37
Owner's Pay & Personal Expenses	-38,869.22
Net cash provided by financing activities	**$ -36,702.85**
NET CASH INCREASE FOR PERIOD	**$ -486.93**
Cash at beginning of period	6,337.66
CASH AT END OF PERIOD	**$5,850.73**

All I Do Is Cook
Statement of Stockholder's Equity
January - December 2021

	2021
BEGINNING BALANCE, JANUARY 1, 2021	-
Owner's Investment	5,350.16
Retained Earnings	(10,262.36)
Net Income	896.91
Owner's Draw	(21,143.50)
ENDING BALANCE, DECEMBER 31, 2021	$ (25,158.79)

All I Do Is Cook
Statement of Stockholder's Equity
January - December 2020

	2020
BEGINNING BALANCE, JANUARY 1, 2020	-
Owner's Investment	2,166.37
Retained Earnings	6,859.27
Net Income	19,581.22
Owner's Draw	(38,869.22)
ENDING BALANCE, DECEMBER 31, 2020	$ (10,262.36)

ALL I DO IS COOK

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2021 and 2020

Organization and Nature of the business

The financial statements have been prepared to present the financial position and results of operations of All I Do Is Cook (the "Company"). The financial statement includes information from January 1, 2020 through December 31, 2021.

All I Do Is Cook was incorporated in the State of Texas on February 16, 2019. They are a manufacturing company producing, packaging, and fulfilling orders in-house to maintain their commitment to delivering consistent quality meals that taste like home. They bring delicious Nigerian flavor to doorsteps across the USA.

1. **Summary of Significant Accounting Policies**

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

Basis of Accounting

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities and cash flow of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments necessary to fairly present the accompanying financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2021, the Company had cash of$14,708.69 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 FDIC coverage limit.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, the balance of inventory was $521.61

Fixed Assets

Fixed asset is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company's is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual members and have not been reflected in the statement of financial condition.

Revenue Recognition

The Company recognizes revenue when meals are shipped out to the customers. The Company recorded $573,199.94 in revenue in 2021.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Fixed Assets

As of December 31, 2021, the company total Fixed Assets equal $63,654.31

4. Loans Payable

The Company has taken out a loan of $7,000 as of November 02, 2021